Exhibit 3.1

CERTIFICATE OF AMENDMENT

TO

AMENDED AND RESTATED CERTIFICATE OF INCORPORATION

OF

WESTLAKE CHEMICAL CORPORATION

Westlake Chemical Corporation (the “Corporation”), a corporation organized and existing under and by virtue of the General Corporation Law of the State of Delaware (the “DGCL”), hereby adopts this Certificate of Amendment, which amends the Amended and Restated Certificate of Incorporation of the Corporation, as described below, and does hereby further certify that:

1. The name of the Corporation is Westlake Chemical Corporation.

2. The Board of Directors of the Corporation duly adopted resolutions proposing and declaring advisable the amendments to the Certificate of Incorporation that this Certificate of Amendment to the Amended and Restated Certificate of Incorporation is effecting, and the Corporation’s stockholders have duly adopted those amendments, all in accordance with the provisions of Section 242 of the DGCL.

3. The first paragraph of ARTICLE FOURTH of the Amended and Restated Certificate of Incorporation of the Corporation is deleted in its entirety and substituted with:

“FOURTH: The aggregate number of shares of capital stock that the Corporation shall have authority to issue is 350,000,000 (Three Hundred Fifty Million), of which 300,000,000 (Three Hundred Million) shares are classified as common stock, par value $0.01 per share (“Common Stock”), and 50,000,000 (Fifty Million) shares are classified as preferred stock, par value $0.01 per share (“Preferred Stock”).”

4. The following is hereby added as ARTICLE TWELFTH of the Amended and Restated Articles of Incorporation of the Corporation:

“TWELFTH: Unless the Corporation consents in writing to the selection of an alternative forum, the Court of Chancery of the State of Delaware (or, if the Court of Chancery does not have jurisdiction, another state court located within the State of Delaware or, if no state court located within the State of Delaware has jurisdiction, the federal district court for the District of Delaware) shall be the sole and exclusive forum for any stockholder (including a beneficial owner) to bring (i) any derivative action or proceeding brought on behalf of the Corporation, (ii) any action asserting a claim of breach of a fiduciary duty owed by any director, officer or other employee of the Corporation to the Corporation or the Corporation’s stockholders, (iii) any action asserting a claim against the Corporation, its directors, officers or employees arising pursuant to any provision of the General Corporation Law of the State of Delaware or the Corporation’s Certificate of Incorporation or bylaws, or (iv) any action asserting a claim against the Corporation, its directors, officers or employees governed by the internal affairs doctrine. Any person or entity purchasing or otherwise acquiring any interest in shares of capital stock of the Corporation shall be deemed to have notice of and consented to the provision of this Article TWELFTH. If any provision or provisions of this Article TWELFTH shall be held to be invalid, illegal or unenforceable as applied to any person or entity or circumstance for any reason whatsoever, then, to the fullest extent permitted by law, the validity, legality and enforceability of such provisions in any other circumstance and of the remaining provisions of this Article TWELFTH (including, without limitation, each portion of any sentence of this Article TWELFTH containing any such provision held to be invalid, illegal or unenforceable that is not itself held to be invalid, illegal or unenforceable) and the application of such provision to other persons or entities and circumstances shall not in any way be affected or impaired thereby.”

IN WITNESS WHEREOF, the undersigned has executed this Certificate on this 16th day of May, 2014.

WESTLAKE CHEMICAL CORPORATION

By:	/s/ Albert Chao
Name:	Albert Chao
Title:	President and Chief Executive Officer